UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zura Bio Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G9TY5A101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9TY5A101	Page 2 of 14

1.	Names of Reporting Persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,853,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,853,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,853,600 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 440,848 Class A ordinary shares and 1,052,552 Class A ordinary shares underlying currently exercisable pre-funded warrants (“PFWs”) held by Venrock Healthcare Capital Partners III, L.P.; (ii) 44,105 Class A ordinary shares and 105,303 Class A ordinary shares underlying currently exercisable PFWs held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,538,213 Class A ordinary shares and 3,672,579 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of Class A ordinary shares issuable upon exercise of the PFWs held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the PFWs, the Issuer may not effect the exercise of any such PFWs, and a holder will not be entitled to exercise any portion of such PFWs, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise.

(3)	This percentage is calculated based upon the sum of (i) 63,774,174 Class A ordinary shares outstanding as of September 3, 2024, as reported in the Issuer’s definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2024 and (ii) 4,830,434 Class A ordinary shares issuable upon the exercise of the PFWs described in Footnote 2 above.

CUSIP No. G9TY5A101	Page 3 of 14

1.	Names of Reporting Persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,853,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,853,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,853,600 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 440,848 Class A ordinary shares and 1,052,552 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners III, L.P.; (ii) 44,105 Class A ordinary shares and 105,303 Class A ordinary shares underlying currently exercisable PFWs held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,538,213 Class A ordinary shares and 3,672,579 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of Class A ordinary shares issuable upon exercise of the PFWs held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the PFWs, the Issuer may not effect the exercise of any such PFWs, and a holder will not be entitled to exercise any portion of such PFWs, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise.

(3)	This percentage is calculated based upon the sum of (i) 63,774,174 Class A ordinary shares outstanding as of September 3, 2024, as reported in the Issuer’s definitive proxy statement, filed with the SEC on September 13, 2024 and (ii) 4,830,434 Class A ordinary shares issuable upon the exercise of the PFWs described in Footnote 2 above.

CUSIP No. G9TY5A101	Page 4 of 14

1.	Names of Reporting Persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,853,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,853,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,853,600 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 440,848 Class A ordinary shares and 1,052,552 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners III, L.P.; (ii) 44,105 Class A ordinary shares and 105,303 Class A ordinary shares underlying currently exercisable PFWs held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,538,213 Class A ordinary shares and 3,672,579 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of Class A ordinary shares issuable upon exercise of the PFWs held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the PFWs, the Issuer may not effect the exercise of any such PFWs, and a holder will not be entitled to exercise any portion of such PFWs, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise.

(3)	This percentage is calculated based upon the sum of (i) 63,774,174 Class A ordinary shares outstanding as of September 3, 2024, as reported in the Issuer’s definitive proxy statement, filed with the SEC on September 13, 2024 and (ii) 4,830,434 Class A ordinary shares issuable upon the exercise of the PFWs described in Footnote 2 above.

CUSIP No. G9TY5A101	Page 5 of 14

1.	Names of Reporting Persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,853,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,853,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,853,600 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 440,848 Class A ordinary shares and 1,052,552 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners III, L.P.; (ii) 44,105 Class A ordinary shares and 105,303 Class A ordinary shares underlying currently exercisable PFWs held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,538,213 Class A ordinary shares and 3,672,579 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of Class A ordinary shares issuable upon exercise of the PFWs held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the PFWs, the Issuer may not effect the exercise of any such PFWs, and a holder will not be entitled to exercise any portion of such PFWs, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise.

(3)	This percentage is calculated based upon the sum of (i) 63,774,174 Class A ordinary shares outstanding as of September 3, 2024, as reported in the Issuer’s definitive proxy statement, filed with the SEC on September 13, 2024 and (ii) 4,830,434 Class A ordinary shares issuable upon the exercise of the PFWs described in Footnote 2 above.

CUSIP No. G9TY5A101	Page 6 of 14

1.	Names of Reporting Persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,853,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,853,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,853,600 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 440,848 Class A ordinary shares and 1,052,552 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners III, L.P.; (ii) 44,105 Class A ordinary shares and 105,303 Class A ordinary shares underlying currently exercisable PFWs held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,538,213 Class A ordinary shares and 3,672,579 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of Class A ordinary shares issuable upon exercise of the PFWs held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the PFWs, the Issuer may not effect the exercise of any such PFWs, and a holder will not be entitled to exercise any portion of such PFWs, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise.

(3)	This percentage is calculated based upon the sum of (i) 63,774,174 Class A ordinary shares outstanding as of September 3, 2024, as reported in the Issuer’s definitive proxy statement, filed with the SEC on September 13, 2024 and (ii) 4,830,434 Class A ordinary shares issuable upon the exercise of the PFWs described in Footnote 2 above.

CUSIP No. G9TY5A101	Page 7 of 14

1.	Names of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,853,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,853,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,853,600 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 440,848 Class A ordinary shares and 1,052,552 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners III, L.P.; (ii) 44,105 Class A ordinary shares and 105,303 Class A ordinary shares underlying currently exercisable PFWs held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,538,213 Class A ordinary shares and 3,672,579 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of Class A ordinary shares issuable upon exercise of the PFWs held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the PFWs, the Issuer may not effect the exercise of any such PFWs, and a holder will not be entitled to exercise any portion of such PFWs, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise.

(3)	This percentage is calculated based upon the sum of (i) 63,774,174 Class A ordinary shares outstanding as of September 3, 2024, as reported in the Issuer’s definitive proxy statement, filed with the SEC on September 13, 2024 and (ii) 4,830,434 Class A ordinary shares issuable upon the exercise of the PFWs described in Footnote 2 above.

CUSIP No. G9TY5A101	Page 8 of 14

1.	Names of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,853,600 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,853,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,853,600 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 440,848 Class A ordinary shares and 1,052,552 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners III, L.P.; (ii) 44,105 Class A ordinary shares and 105,303 Class A ordinary shares underlying currently exercisable PFWs held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,538,213 Class A ordinary shares and 3,672,579 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of Class A ordinary shares issuable upon exercise of the PFWs held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the PFWs, the Issuer may not effect the exercise of any such PFWs, and a holder will not be entitled to exercise any portion of such PFWs, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise.

(3)	This percentage is calculated based upon the sum of (i) 63,774,174 Class A ordinary shares outstanding as of September 3, 2024, as reported in the Issuer’s definitive proxy statement, filed with the SEC on September 13, 2024 and (ii) 4,830,434 Class A ordinary shares issuable upon the exercise of the PFWs described in Footnote 2 above.

CUSIP No. G9TY5A101	Page 9 of 14

Item 1.
(a)	Name of Issuer Zura Bio Limited

(b)	Address of Issuer’s Principal Executive Offices 1489 W. Warm Springs Rd. #110 Henderson, NV 89014

Item 2.
(a)

Name of Person Filing

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)

Citizenship

Each of Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC and VHCP Management EG, LLC were organized in Delaware. The individuals are both United States citizens.

	(d)	Title of Class of Securities Class A Ordinary Shares, par value $0.0001 per share

	(e)	CUSIP Number G9TY5A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. G9TY5A101	Page 10 of 14

Item 4.	Ownership

	(a)	Amount beneficially owned as of September 30, 2024:

Venrock Healthcare Capital Partners III, L.P.	6,853,600	(1)
VHCP Co-Investment Holdings III, LLC	6,853,600	(1)
Venrock Healthcare Capital Partners EG, L.P.	6,853,600	(1)
VHCP Management III, LLC	6,853,600	(1)
VHCP Management EG, LLC	6,853,600	(1)
Nimish Shah	6,853,600	(1)
Bong Koh	6,853,600	(1)

(b)	Percent of class as of September 30, 2024:

Venrock Healthcare Capital Partners III, L.P.	9.99	%(2)
VHCP Co-Investment Holdings III, LLC	9.99	%(2)
Venrock Healthcare Capital Partners EG, L.P.	9.99	%(2)
VHCP Management III, LLC	9.99	%(2)
VHCP Management EG, LLC	9.99	%(2)
Nimish Shah	9.99	%(2)
Bong Koh	9.99	%(2)

(c)	Number of shares as to which the person has, as of September 30, 2024:
	(i)	Sole power to vote or to direct the vote:

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(ii)	Shared power to vote or to direct the vote:

Venrock Healthcare Capital Partners III, L.P.	6,853,600	(1)
VHCP Co-Investment Holdings III, LLC	6,853,600	(1)
Venrock Healthcare Capital Partners EG, L.P.	6,853,600	(1)
VHCP Management III, LLC	6,853,600	(1)
VHCP Management EG, LLC	6,853,600	(1)
Nimish Shah	6,853,600	(1)
Bong Koh	6,853,600	(1)

CUSIP No. G9TY5A101	Page 11 of 14

(iii)	Sole power to dispose or to direct the disposition of:

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of:

Venrock Healthcare Capital Partners III, L.P.	6,853,600	(1)
VHCP Co-Investment Holdings III, LLC	6,853,600	(1)
Venrock Healthcare Capital Partners EG, L.P.	6,853,600	(1)
VHCP Management III, LLC	6,853,600	(1)
VHCP Management EG, LLC	6,853,600	(1)
Nimish Shah	6,853,600	(1)
Bong Koh	6,853,600	(1)

(1)

Consists of (i) 440,848 Class A ordinary shares and 1,052,552 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners III, L.P.; (ii) 44,105 Class A ordinary shares and 105,303 Class A ordinary shares underlying currently exercisable PFWs held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,538,213 Class A ordinary shares and 3,672,579 Class A ordinary shares underlying currently exercisable PFWs held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of Class A ordinary shares issuable upon exercise of the PFWs held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the PFWs, the Issuer may not effect the exercise of any such PFWs, and a holder will not be entitled to exercise any portion of such PFWs, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise

VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC.

(2)	This percentage is calculated based upon the sum of (i) 63,774,174 Class A ordinary shares outstanding as of September 3, 2024, as reported in the Issuer’s definitive proxy statement, filed with the SEC on September 13, 2024 and (ii) 4,830,434 Class A ordinary shares issuable upon the exercise of the PFWs described in Footnote 1 above.

CUSIP No. G9TY5A101	Page 12 of 14

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. G9TY5A101	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Venrock Healthcare Capital Partners III, L.P.		Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management III, LLC	By:	VHCP Management EG, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

VHCP Management III, LLC		VHCP Management EG, LLC

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

CUSIP No. G9TY5A101	Page 14 of 14

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on May 2, 2024)

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed May 2, 2024)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed on May 2, 2024)